UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2004

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Fiat Partecipazioni and the AEDES Group reach a “CALL” option agreement

SIGNATURES

Fiat Partecipazioni and the AEDES Group reach a “CALL” option agreement

Fiat Partecipazioni and the AEDES Group have reached an agreement under which Fiat Partecipazioni will exercise a call option on the Centro Congressi of Lingotto in Turin and the Centro Direzionale e Centro Tecnico in Arese (Milan) for a price of 140 million euros.

Fiat Partecipazioni will pay Aedes 6.5 million euros in cash and the remaining sum will be paid by canceling out 133.5 million euros owed to Fiat by the Aedes Group.

Turin, December 29, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 30, 2004

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney